Exhibit 99.1

FEMSA Comercio enters the drugstore business in Ecuador

Monterrey, Mexico, September 24, 2018 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that through its majority-owned subsidiary Socofar, it has reached an agreement to acquire Corporación GPF (“GPF”).

GPF is a leading drugstore operator based in Quito, Ecuador, with almost 90 years of solid trajectory, operating more than 620 points of sale nationwide mainly under the Fybeca and SanaSana banners.

This transaction represents a new building block of FEMSA Comercio’s drugstore strategy in South America, following its successful acquisition of a controlling stake in the drugstore and distribution platform of Chile-based Socofar in 2015. Today’s announcement marks another important step for FEMSA Comercio as it brings its considerable retail expertise and Socofar’s deep industry knowledge to the Ecuadorian market and its more than 16 million consumers.

GPF is a strong local operator with attractive growth prospects, and it will help Socofar as it continues to build a robust base from which to expand further in the region.

The transaction is subject to customary regulatory approvals and is expected to close during the first quarter of 2019.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

September 24, 2018	1